AmerUs Group
699 Walnut Street, Suite 2000
Des Moines, IA 50309-3948
(515) 362-3600
(515) 362-3648 Fax
February 1, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re: AmerUs Group Co. Annual Report on Form 10-K (“Report”) for the fiscal year ended December 31, 2004 (File No. 001-15166).
Dear Mr. Rosenberg:
     In our conversation with Vanessa Robertson on December 27, 2005, we agreed to provide our initial response in approximately one month’s time. As requested, we have provided supplemental information and have indicated in each response necessary changes in our disclosure, if any, to be included in future filings. Our responses are numbered to correspond to your comments.
Comment 1 – Annuity and Other Non-life Insurance Payments in the Summary of Contractual Obligations and Commitments
     We note that the amount presented for annuity and other non-life insurance payments does not agree to the balance sheet. Please provide to us a reconciliation and discussion that explains how this number relates to the amounts presented in your balance sheet.
     The annuity and other non-life insurance payments amount of $13,820,338,000 as presented in the Summary of Contractual Obligations and Commitments table on page 36 of the Form 10-K represents the fair value of the portion of our policyowner reserves and policyowner funds which do not involve significant mortality or morbidity risks. Annuities, life, and accident and health insurance with mortality or morbidity risks are not included in the Summary of Contractual Obligations and Commitments due to these policies not actually being in a payout phase. Including these policies in the table would require significant judgment and estimation to determine annual payments associated with such long-term liabilities. In addition, the amount of annuity and other non-life insurance payments presented in the Summary of Contractual Obligations and Commitments table represent the fair value of such obligations while the consolidated balance sheet presents such amounts at carrying value.
     The following is a comparison of the fair value of the annuity and other non-life insurance payment amounts to the carrying values in the consolidated balance sheet (dollars in thousands):

	Per Summary	Per Consolidated Balance Sheet
	of Contractual	Future life and			Difference between
	Obligations table	annuity policy	Policyowner	Total	Obligations table
	table (at fair value)	benefits	funds	Balance Sheet	and Balance Sheet	Explanation
Deferred fixed annuities not involving life (1)	$12,400,576	$11,443,678	$—	$11,443,678	$956,898	Fair value for obligation table and carrying value for balance sheet

Deferred fixed annuities involving life	—	887,740	—	887,740	(887,740)	Mortality based liability not included in obligation table

Life insurance (traditional, universal, indexed)	—	5,503,717	—	5,503,717	(5,503,717)	Mortality based liability not included in obligation table

Accident and health insurance	—	88,194	—	88,194	(88,194)	Mortality based liability not included in obligation table

Deferred fixed annuities in payout	459,762	—	459,762	459,762	—	None

Funding agreements	960,000	—	960,000	960,000	—	None

Total	$13,820,338	$17,923,329	$1,419,762	$19,343,091	$(5,522,753)

(1) Fair value disclosures for deferred fixed annuities not involving life, as required by SFAS 107, are presented in note 18 to the consolidated financial statements. The fair values of insurance contracts other than investment-type contracts are not required to be disclosed under SFAS 107.
Comment 2 – Critical Accounting Policies for DAC and VOBA
     Please provide to us in disclosure type format the impacts that changes in these estimates have had in the period presented.
     The following Critical Accounting Policy section is from page 38 of the 2004 Form 10-K. The section in italics has been added in response to comment number 2 regarding DAC and VOBA amortization:
     We generally amortize DAC based on a percentage of our expected gross margins (EGMs) over the life of the policies. Our estimated EGMs are computed based on assumptions related to the underlying policies written, including the lives of the underlying policies, growth rate of the assets supporting the liabilities, and level of expenses necessary to maintain the policies over their entire life. We amortize DAC by estimating the present value of the EGMs over the lives of the insurance policies and then calculate a percentage of the policy acquisition cost deferred as compared to the present value of the EGMs. That percentage is used to amortize the DAC such that the amount amortized over the life of the policies results in a constant percentage of amortization when related to the actual and future gross margins.
     Because the EGMs are only an estimate of the profits we expect to recognize from these policies, the EGMs are adjusted annually to take into consideration the actual gross profits to date and any changes in the remaining expected future gross margins. When EGMs are adjusted, we also adjust the amortization of the deferred policy acquisition costs amount to maintain a constant percentage over the entire life of the policies.

     There were no significant changes in our estimated EGMs for our protection products segment in 2003 or 2004. For the accumulation products segment, there were no significant changes in our estimated Gems for 2003; however, we updated our EGM assumptions in 2004 which resulted in increased 2004 DAC and VOBA amortization expense of $8.2 million.
     We amortize the VOBA based on the incidence of the EGMs from insurance contracts using the interest rate credited to the underlying policies. The EGMs are based on actuarially determined projections of future premium receipts, mortality, surrenders, operating expenses, changes in insurance liabilities, investment yields on the assets retained to support the policy liabilities and other factors. These projections take into account all factors known or expected by management. The actual gross margins may vary from expected levels due to differences in renewal premium, investment spread, investment gains or losses, mortality and morbidity costs and other factors.
Comment 2 – Critical Accounting Policies for DAC and VOBA, continued
     Include a discussion of the sensitivity of these estimates to reasonably possible changes in these assumptions.
     The following paragraph is in response to the second sentence of comment number 2 which requested a discussion of the sensitivity of the EGM estimates to reasonably possible changes in these assumptions:
     The total DAC and VOBA asset balances at December 31, 2004 amounted to $1.6 billion. Based upon these balances, the impact of changes in significant EGM assumptions would result in the following one-time adjustments in DAC and VOBA amortization expense:

Increased Amortization Expense
for DAC and VOBA net of
Change in Significant Assumption	Unearned Revenue Reserves

Protection Products Segment
10% increase in assumed mortality	$7.1 million
5% increase in assumed lapses	$2.0 million
10% increase in assumed expenses	$1.9 million

Increased Amortization Expense
For DAC, VOBA and
Change in Significant Assumption	Deferred Sales Inducements

Accumulation Products Segment
5% increase in assumed lapses	$8.1 million
10% increase in assumed expenses	$2.2 million
     We will add the sensitivity disclosures describing the dollar impact to amortization expense of changing the estimated gross profits in our 2005 and future Form 10-Ks.
Comment 3 – Quantitative and Qualitative Disclosures about Market Risk
     We note that you reference to your discussion in note 4 related to the derivative instruments in this discussion. It does not seem that the discussion included in that note provides sufficient information, such as the fair value of the options that come due in each of the next five years, to understand the quantified impact that these derivatives will have on your financial information. Please provide to us in disclosure type format the information that details the impact and sensitivity that these financial instruments will have on your financial statements.
     We currently disclose our derivative accounting policy in note 1 to the consolidated financial statements; information regarding maturities and the impacts of derivatives to the consolidated financial statements are presented in note 4 to the consolidated financial statements. Additional information regarding our use of derivatives is included in Item 7A. Quantitative and Qualitative Disclosures About Market Risk. We currently include the maturities of our derivative instruments in the maturity schedule in note 4 to the consolidated financial statements. The fair value of interest rate swaps and credit default swaps as well as the notional amount of options are presented for each of the ten years following December 31, 2004.

     We will include the maturities of the carrying value of the options to the maturity schedule in the 2005 and future Form 10-Ks to provide additional information regarding the impact that our options have on our financial information. The maturities of the fair value of the options, which are proportionately similar as the notional value maturities previously presented, are as follows at December 31, 2004 (dollars in thousands):

2005	$120,626	2010	$459
2006	28,211	2011	2,101
2007	305	2012	5,050
2008	288	2013	2,905
2009	52	2014	—
     As described in the significant accounting policies for future policy benefits in footnote 1 to the consolidated financial statements on page F-16, a portion of the premium received from our indexed products is used to purchase options to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Both the options held by us and the options embedded in the policy, which act as a natural hedge, are carried at fair value in the consolidated balance sheet. The change in fair value for the options is included in realized/unrealized gains on investments and the change in fair value of the embedded options related to the policyowner liability is included in policyowner benefit expense both of which are recognized in the consolidated income statement.
Comment 4 – Income Taxes
     Please explain to us in greater detail what resulted in the release of certain tax accrual reserves. Include specifically the information available that resulted in the original recording of the provisions and what changed to result in the release of these accruals in the current year.
     During 2004, we reduced our income tax accrual approximately $16.7 million. These reductions were primarily the result of resolutions with the Internal Revenue Service (IRS) on a variety of issues that were under review by the IRS during their examinations.
     We are considered a large taxpayer and as such are subject to examination by the IRS every year as part of the Coordinated Industry Case Program. During 2004, we reached agreement with the IRS on several issues related to open exam years ranging from 1997 through 2003. Some of the more significant issues where agreement was met in 2004 are as follows:
•	Adjustable Conversion Rate Equity Securities – Deductibility of interest expense and treatment of partial redemptions was challenged by the IRS.
•	Corporate Owned Life Insurance Investment – IRS examined the overall tax treatment of the investment.

•	Demutualization Costs – IRS challenged deductibility of the costs.
•	Costs to Acquire other Companies – IRS challenged deductibility of the costs.
•	Derivatives – IRS challenged tax treatment of derivative costs and gains and losses.
In addition to the above, we had numerous conferences with the IRS in 2004 regarding our leverage lease investment known as a lease-in, lease-out (LILO) transaction. Based upon the discussions in these conferences, we revised downward our original contingency estimate for the LILO. An agreement on the LILO issues was reached with the IRS in 2005 and the contingency estimate was further adjusted at that time.
Comment 5 – Commitments and Contingencies
     We note your discussion on page F-46 of a class action lawsuit in the State of California and that the plaintiffs are seeking a variety of damages. Please provide to us in disclosure type format a discussion of the actual stated dollar amounts that are being sought for with these damages as we feel that this represents the upper end of the range of potential outcomes related to this lawsuit. If no actual amounts are disclosed, then make it clear that there is not an expressed amount in the lawsuit and why you are unable to include such amounts or at least a discussion of these amounts given that you should be able to determine at a minimum the surrender charges subject to restitution.
     As noted in the Company’s 2004 Annual Report on Form 10-K (the “Report”), the plaintiffs in the main California class action discussed in the Report — the Cheves Litigation — alleged a variety of damages including restitution of surrender charge penalties, injunctive relief, punitive and other damages and attorney’s fees. The plaintiffs did not specify an actual stated dollar amount of damages in the original complaint or in any of the amended complaints.
     At the time of the filing of the Report, the outcome of the Cheves Litigation could not have been predicted with any degree of probability, nor could the potential range of damages have been reasonably estimated. Similarly, there was doubt about the materiality of any potential outcome. Comment on the outcome or the range of damages beyond the description in the Report was not considered appropriate or supportable because of 1) the uncertainties inherent in the class action process and 2) the difficulty in determining damages.
     At the time the Report was filed, certification of any of the purported classes was in doubt and could not have been deemed probable. Additionally, during the typical class action process, both the scope of the classes and the causes of action change significantly. In the Cheves Litigation, the size, scope and nature of the classes, the causes of action and the number and identity of the defendants and plaintiffs changed several times during the process. In both the second and fourth amended complaints, new causes of action were asserted, new parties were named and new classes were alleged. These variations over the course of the Cheves Litigation altered the size and scope of the classes and the alleged damages, as is typical of class action cases. These developments clearly demonstrate the uncertainty of the potential outcome and the inability to reasonably estimate potential recovery in any significant class action.
     Next, to attempt to quantify damages could be viewed as speculative. As plead in the Cheves Litigation, the punitive damages sought were “in an appropriate amount” and the special damages were “in a sum to be determined at trial.” In the third amended complaint, the plaintiff also requested trebling of the punitive damages. The demand for surrender charges is equally speculative and any attempt to place a number on it might be deemed to be equally misleading. For example, any GAAP charge for surrender charge relief for existing policyholders would not be achieved by simple multiplication of the surrender charge times the number of people in the proposed class, but would be subject to policyholder behavior and other factors which could not be estimated at that point in the litigation. Lastly, to assign a number by simple multiplication for one category of damages (e.g. prior surrender charges) out of all of the various categories of alleged damages might tend to mislead investors because of the uncertainly of the class issues, the inability to quantify other damage categories and other potential offsetting items such as insurance recoveries and payments from other parties. Any attempt to quantify damages at that point in the litigation would have required significant speculation about size of the class and the causes of action that would be certified, if any. In the majority of cases such determinations are impossible. Additionally, any discussion of the outer limits of potential liability would be equally unhelpful and potentially misleading to investors because it would be highly unlikely to reflect any reasonable or expected result. As has been this company’s experience and the experience of most who have been involved in class actions, the ultimate result is generally far different from the initial or intermediate allegations with respect to either the causes of action, the scope of the classes or the amount of damages. This has also been demonstrated from the results in the Cheves Litigation.

     We appreciate your comments because we continually strive to produce high quality disclosure in our reports and are always open to suggestions for further improving our disclosure. We also acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosure in the Report, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Report and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should you have any questions, please contact me at 515-362-3690.
Sincerely,
/s/ Melinda S. Urion
Melinda S. Urion
Executive Vice President,
Chief Financial Officer & Treasurer